	Affaires juridiques	Law

Cristina Circelli
	Secrétaire générale déléguée et	Deputy Corporate Secretary and
	Avocate générale	General Counsel
www.cn.ca
	935, rue de La Gauchetière Ouest	935 de La Gauchetiere Street West
	16[e] étage	16th Floor
	Montréal (Québec) H3B 2M9	Montreal, Quebec H3B 2M9
	Canada	Canada
	T 514-399-4135	T 514-399-4135
	Tc 514-399-5744	F 514-399-5744
	C cristina.circelli@cn.ca	E cristina.circelli@cn.ca

May 2, 2017

Mr. Patrick Kuhn

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.

Subject: Canadian National Railway Company

Form 40-F for Fiscal Year Ended December 31, 2016

Filed February 1, 2017

File No. 001-02413

Form 6-K Furnished February 1, 2017

File No. 001-02413

Dear Mr. Kuhn:

Further to our conversation of this morning, this is to confirm that we intend to respond to the Staff’s comment letter of April 3, 2017 by next Friday, May 12, 2017. Thank you for your consideration.

Please call the undersigned at (514) 399-4135 if there are any questions.

Yours truly,

/s/Cristina Circelli
Cristina Circelli